EXHIBIT 99.1

Internet Gold - Golden Lines Ltd. announces that it completed a private placement of NIS 14 million par value of its Series C Debentures to Israeli institutional investors.

Ramat-Gan, Israel, January 2, 2012 - Internet Gold - Golden Lines (NASDAQ and TASE: IGLD), today announced that it has completed a private placement of NIS 14 million par value (US $3.7 million) of its Series C Debentures to a number of Israeli institutional investors. The private placement was carried out as an increase to the outstanding Series C Debentures of the Company, which were first issued in September 2010.

The private placement was offered to Israeli institutional investors pursuant to Regulation S under the U.S. Securities Act of 1933. The newly issued Series C Debentures will not be registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless they are registered under the Securities Act or an exemption from registration is available.

The terms of the newly issued Series C Debentures will be identical to the terms of Series C Debentures issued in September 2010. The newly issued Series C Debentures will be listed on the Tel Aviv Stock Exchange, subject to exchange approval and initial re-sales will be restricted by applicable securities laws.

The Israeli Tax Authority approved the formula for calculating the adjusted discount rate for all Series C Debentures, for taxation purposes (the "Approval"). According to the principles set out in the Approval, as a result of the private placement, the adjusted discount rate for all Series C Debentures (including the Additional Debentures) will be 1.83%.

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities. The principal amount of the Additional Debentures is presented herein in U.S. dollars for convenience only, based on current exchange rates between the New Israeli Shekel and the U.S. dollar.

Forward-Looking Statements
This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission, including Internet Gold's Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.